Exhibit 99.2

Q2 FY26 Results:

LuxExperience Group reports Net Sales growth of +5.7% ex-FX and return to Adjusted EBITDA profitability, fully confirming the transformation plan targets

**Reissued press release to correct certain line items in the Unaudited Condensed Consolidated Statements of Financial Position and Unaudited Condensed Consolidated Statements of Changes in Equity**

KEY HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2025

●	Top-line growth for the first time reporting as LuxExperience Group (illustrative) with Net Sales +1.1% (+5.7% ex-FX) and +0.2% GMV (+4.7% ex-FX) vs. Q2 FY25
●	Return to profitability on Group level with an Adjusted EBITDA margin of +2.0% in Q2 FY26 as compared to previous quarters
●	Results confirm transformation plan medium-targets of €4bn Net Sales and 7-9% Adj. EBITDA margin
●	Outstanding GMV Growth for Mytheresa of +12.7% ex-FX (+9.9% reported) with Adjusted EBITDA increasing +40% to a 9.3% Adjusted EBITDA margin vs. Q2 FY25
●	Transformation plan progressing with clear impact: Core Focus of SG&A cost reduction showing first good results; Group Adj. SG&A cost ratio decreasing by 180bps in Q2 FY26, excluding the impact of capitalized IT development costs for better like-for-like comparison
●	Positive Cash Flow from Operating Activities for the Group of €118.5 million

MUNICH, Germany (February 10, 2026) – LuxExperience B.V. (NYSE:LUXE) (the “Company”), today announced its financial results for its second quarter of fiscal year 2026 ended December 31, 2025. The leading luxury multi-brand digital platform reported overall growth and return to profitability on adjusted EBITDA level in the second quarter with clear improvement across all three segments. The results in Q2 FY26 confirm that LuxExperience is fully on track with its transformation plan targeting medium-term €4bn Net Sales and a 7-9% Adjusted EBITDA margin. Mytheresa demonstrated continued outstanding GMV growth, outpacing the industry, and significantly increased its Adjusted EBITDA profitability in the second quarter of fiscal year 2026. NET-A-PORTER and MR PORTER showed continued improvement vs. preceding quarters as a direct result of the execution of the group’s new strategic direction with a clear focus on the customer and cost discipline. The Off-Price segment also showed clear signs of improvement based on the back to healthy core strategy followed by the new management.

Michael Kliger, Chief Executive Officer of LuxExperience, said, “We are extremely pleased with the results of the second quarter. The initiated turnaround at ex-YNAP already shows good results with growth and a return to adjusted EBITDA profitability at Group level. Our proven ability to deliver profitable growth at Mytheresa is now being applied to the newly acquired businesses by an extremely dedicated and experienced new management. As a Group we truly possess the secret sauce in digital luxury.”

Kliger continued, “Over the past decade, Mytheresa has consistently built and grown trusted relationships with its brand partners and customers. These relationships are the foundation of our success. Sustainable and profitable growth in luxury comes from providing brands and customers with the very best in service and experience. We know how to engage with true luxury customers through desirability, emotion, exclusivity, and community. As a Group we will seize the tremendous opportunities that present themselves to us going forward.”

LUXEXPERIENCE FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2025 (on an illustrative basis)

Amounts in € million are reported figures unless stated otherwise

●	Net Sales increase of +1.1% reported (+5.7% ex-FX) to €645.1 million as compared to €638.0 million in the prior year quarter
●	GMV growth of +0.2% reported (+4.7% ex-FX) to €684.8 million in Q2 FY26 as compared to €683.5 million in the prior year period
●	Adj. SG&A costs decrease in Q2 FY26 driven by the first results of the transformation plan to 19.1% in relation to GMV, down 180bps from 20.9%, excluding the impact of capitalized IT development costs for better like-for-like comparison
●	Positive Adjusted EBITDA of €13.2 million with an Adjusted EBITDA margin of +2.0%
●	Strong positive Cash Flow from Operating Activities of €118.5 million

LUXURY | MYTHERESA FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2025

Amounts in € million are reported figures unless stated otherwise

●	Net Sales increase of +8.8% reported (+11.6% ex-FX) year over year to €242.7 million as compared to €223.0 million in Q2 FY25
●	GMV growth of +9.9% reported (+12.7% ex-FX) to €268.9 million in Q2 FY26 as compared to €244.7 million in the prior year period
●	Gross Profit margin of 52.3%, an increase of 140bps year over year
●	Adjusted EBITDA of €22.6 million vs. €16.2 million in Q2 FY25 and an Adjusted EBITDA margin of 9.3% in Q2 FY26 as compared to 7.3% in the prior year period

LUXURY | NAP & MRP FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2025 (on an illustrative basis)

Amounts in € million are reported figures unless stated otherwise

●	Net Sales decrease of -1.0% reported (+6.0% ex-FX) year over year to €277.1 million as compared to €279.8 million in the prior year quarter, significant sequential improvement from -10.8 decline reported in Q1 FY26
●	GMV decrease of -1.9% reported (+4.9% ex-FX) to €290.7 million in Q2 FY26 as compared to €296.2 million in the prior year period, strong sequential recovery from -10.8% decline reported in Q1 FY26
●	Gross Profit Margin of 46.1% in Q2 FY26 as compared to 46.8% in Q2 FY25, driven by one-time gross-margin increasing effects in the prior year period
●	Significant decrease of the Adj. SG&A cost ratio from 27.6% in Q1 FY26 to 22.7% in Q2 FY26
●	Adjusted EBITDA of -€1.9 million in Q2 FY26 with an Adjusted EBITDA margin of -0.7% as compared to 4.2% in the prior year period

OFF-PRICE | YOOX FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED DECEMBER 31, 2025 (on an illustrative basis)

Amounts in € million are reported figures unless stated otherwise

●	Net Sales decrease of -7.3% reported (-4.6% ex-FX) to €125.3 million as compared to €135.2 million in the prior year quarter, sequential recovery from reported -16.5% in Q1 FY26
●	GMV decline of -12.1% reported (-9.4% ex-FX) to €125.3 million in Q2 FY26 as compared to €142.5 million in the prior year period, clear improvement from reported -19.3% decline in Q1 FY26
●	Gross Profit Margin of 42.8% in Q2 FY26 as compared to 46.2% in the prior year period
●	Significant decrease of the Adj. SG&A cost ratio from 28.6% in Q1 FY26 to 26.9% in Q2 FY26
●	Negative Adjusted EBITDA of -€7.5 million in Q2 FY26 with an Adjusted EBITDA margin of -6.0%, sequential improvement from -18.1% in Q1 of FY26

LUXURY | MYTHERESA KEY BUSINESS HIGHLIGHTS

●	Launch of exclusive capsule collections and pre-launches in collaboration with Dolce & Gabbana, Moncler Grenoble, Loewe, Bottega Veneta, Christian Louboutin, Etro, Roger Vivier, Studio Nicholson x Aaron Levine and many more
●	Impactful Top Customer events and “money-can’t-buy” experiences, including Roger Vivier in Paris, Tom Ford in London, and Moncler Grenoble in Gstaad
●	Intensified outreach to high end luxury community with immersive customer experiences like a winter ski pop-up in China, a holiday gift shop in the US and the Maison Mytheresa club in Switzerland
●	Increase in GMV per top customer of +12.5% and strong increase in Average Order Value (AOV) LTM to €824, a 12.0% (reported) increase vs. Q2 FY25
●	Industry-leading Net Promoter Score of 83.7 in Q2 FY26, up 40bps vs. the prior year period

LUXURY | NAP & MRP KEY BUSINESS HIGHLIGHTS(1)

●	NET-A-PORTER and MR PORTER driving customer engagement through uniquely engaging editorial content
●	NET-A-PORTER featured Le Club Rabanne via an exclusive capsule and PORTER Magazine cover; headlined the December issue of PORTER Magazine with a Serena Williams exclusive; and relaunched same day delivery in London and New York, supported by a multi-channel Holiday and Gifting Campaign
●	MR PORTER featured musician and writer Josh Homme in the MR PORTER Journal; launched new video franchises (Ways to Wear, Behind the Brand); executed three gifting video campaigns; and hosted a joint party to kick off the holiday season with Brand Director Jeremy Langmead and actor Billie Piper
●	Growth in GMV per top customer of +3.6% and strong increase in Average Order Value (AOV) LTM to €861 in Q2 FY26, a 13.6% (reported) increase vs. Q2 FY25
●	Net Promoter Score up 1,200bps to now 65.3 in Q2 FY26

OFF-PRICE | YOOX KEY BUSINESS HIGHLIGHTS(1)

●	First physical events in Berlin and Milan, boosting brand engagement and customer community-building
●	Growth in GMV per top customer of +4.1% and strong increase in Average Order Value (AOV) LTM to €255, a 11.4% (reported) increase vs. Q2 FY25
●	Net Promoter Score of 50.2 in Q2 FY26, a 2,030bps improvement vs. LY

(1) Comparative periods to April 23, 2025 are shown on an illustrative basis

GROUP KEY BUSINESS HIGHLIGHTS

●	Partial workforce reduction across several sites now being executed
●	Consolidation of infrastructure including warehouse footprint rationalization and consolidation of studio production facilities
●	Tech migration kicked off with first major milestones in CY 2026
●	Future cost savings secured based on comprehensive renegotiation of services contracts across the company

Sale of assets powering the outnet

On October 31, 2025, LuxExperience B.V. and The O Group LLC announced that they have entered into a binding agreement for LuxExperience to sell the set of assets powering THE OUTNET platform:

●	THE OUTNET Assets to be transferred will include the relevant brand rights, customer data, full inventory and the US distribution center as well as required work-force in the US and the UK employees
●	A Cash consideration of USD 30 million will be paid for THE OUTNET Assets, which is subject to adjustment based on inventory levels at closing, and for a certain period after closing LuxExperience will provide certain operational and IT services all priced at cost level
●	LuxExperience will continue its commercial relationship with THE OUTNET also after closing of the transaction
●	Transaction is expected to enable THE OUTNET to achieve its full potential under a renewed independent, stand-alone business model

●	The divestment of THE OUTNET Assets allows LuxExperience to focus off-price resources on its YOOX business and accelerate the overall transformation plan in regard to an efficient infrastructure platform for NET-A-PORTER and MR PORTER
●	Closing of the transaction is expected in Q3 FY26, subject to certain closing conditions, including customary regulatory approvals and payment of the purchase price, which is subject to adjustment based on inventory levels at closing

In our financial reporting, the off-price segment refers to the business of YOOX, while THE OUTNET is classified as “discontinued operations” and is no longer considered part of LuxExperience’s core financial performance.

Updated Guidance

With the implementation of our transformation plan executed in line with our targets, we narrow the ranges of our existing guidance for the full FY26.

Therefore, LuxExperience now expects for FY26:

●	GMV €2.5 billion to €2.7 billion (previously €2.4 billion to €2.7 billion) and
●	an Adjusted EBITDA margin between -1% to +1% (previously -2% to +1%)

CONFERENCE CALL AND WEBCAST INFORMATION

LuxExperience expects to release second quarter of fiscal year 2026 financial results before the U.S. market open on February 10, 2026. A conference call to discuss its results will follow at 8:00am Eastern Time that same day.

Event: LuxExperience Second Quarter Fiscal Year 2026 Earnings Conference Call

Event Date: February 10, 2026

Event Time: 8:00am ET

Webcast: Please follow the link

A webcast replay will be available on LuxExperience’s investor relations website at investors.luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to financing activities; future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

The risk that the completed YNAP acquisition and the post-acquisition integration could have an adverse effect on the ability of YNAP to retain customers and retain and hire key personnel and maintain relationships with their brand partners and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of YNAP and Mytheresa, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; LuxExperience’s ability to effectively compete in a highly competitive industry; LuxExperience’s ability to respond to consumer demands, spending and tastes; foreign currency exchange rate fluctuations; general economic conditions, including economic conditions resulting from deteriorating geopolitical and macroeconomic conditions, such as the recent global trade war, that may adversely impact consumer demand; LuxExperience’s ability to acquire new customers and retain existing customers; consumers of luxury products may not choose to shop online in sufficient numbers; the volatility and difficulty in predicting the luxury fashion industry; LuxExperience’s reliance on consumer discretionary spending; and LuxExperience’s ability to maintain average order levels and other factors.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the Form 20-F filed on October 30, 2025. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com.

The acquisition of YOOX Net-A-Porter Group S.p.A. (“YNAP”) (together with its subsidiaries, “YNAP Sub-Group”) by LuxExperience was completed on April 23, 2025 (“YNAP Acquisition”). The results of YNAP are included within the consolidated financial statements of LuxExperience for the period beginning on the date of the acquisition through the end of the respective period presented and the results of Mytheresa are included for the entirety of all periods presented.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

Our non-IFRS financial measures include:

●	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude the recognition/release of extraordinary inventory write down, other transaction-related, certain legal and other expenses share-based compensation expense and one-off Intercompany recharges. Adjusted EBITDA Margin is a non-IFRS financial measure which is calculated in relation to net sales.
●	Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.
●	Gross Merchandise Value (GMV) and Net Sales Growth on a constant currency basis (ex-FX) are non-IFRS financial measures that are calculated by translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated, including effects from hedge accounting. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effect. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
●	Illustrative key operating and financial metrics by segment are non-IFRS financial measures that we present by segment for each period and were prepared by combining the historical standalone statements of operations for each of legacy YNAP and Mytheresa. These measures are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or consolidated financial condition would have been had the acquisition actually occurred on the date indicated, nor do they purport to project the future consolidated results of operations or consolidated financial condition for any future period or as of any future date. In addition, these measures have not been prepared in accordance with Article 11 of Regulation S-X.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

SEGMENT REALIGNMENT

Beginning with the first quarter ended September 30, 2025, LuxExperience has realigned its reportable segments to correspond with changes to its operating model to reflect its new management structure and organizational responsibilities following the acquisition of YNAP. As further described herein, LuxExperience’s three reportable segments are: Luxury | Mytheresa, Luxury | NAP & MRP, and Off-price | YOOX. THE OUTNET is classified as “discontinued operations” and is no longer considered part of our LuxExperience’s core financial performance.

ABOUT LUXEXPERIENCE

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contact	Media Contact for business press
LuxExperience B.V.	LuxExperience B.V.
Stefanie Muenz	Lisa Schulz
phone: +49 89 127695-1919	mobile: +49 151 11216490
email: investors@luxexperience.com	email: lisa.schulz@luxexperience.com

Source: LuxExperience B.V.

LuxExperience B.V.

Illustrative key operating and financial metrics by segment for the three months and six months ended December 31, 2024 and 2025

The following illustrative segment information for Luxury | Mytheresa, Luxury | NAP & MRP and Off-Price | YOOX is presented as if these segments had been included in LuxExperience Group’s management reporting for the three months and six months ended December 31, 2024. These segments were not presented in the Company’s unaudited quarterly report for the three and six months ended December 31, 2024 as the YNAP Group was subsequently acquired on April 23, 2025, and therefore was not owned by the Company during the prior year comparative period presented. The following segment information should not be viewed as a substitute for LuxExperience Group’s segment reporting. Further, the segment information presented here is not necessarily indicative of LuxExperience Group’s results to be expected for any future periods.

THE OUTNET, which was previously managed and monitored as a separate major line of business within the Off-Price segment, has been classified as a discontinued operation in accordance with IFRS 5 for the three and six months ended December 31, 2025. Accordingly, financial performance for this period has been excluded from the Off-Price segment and is reported separately within discontinued operations. Further information on THE OUTNET and the related discontinued operations presentation can be found in Note 9 within the notes to the financial statements.

The following table shows our operating and financial metrics for Luxury | Mytheresa segment for the three months and six months ended December 31, 2024 and 2025. For the periods presented, these figures represent actual results and are not illustrative in nature.

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change in		December 31,	December 31,	Change in
(in € millions) (unaudited)	2024	2025	% / BPs		2024	2025	% / BPs
Gross Merchandise Value (GMV) (1)	244.7	268.9	9.9%		461.2	514.7	11.6%
Active customer (LTM in thousands) (1), (2)	843	788	(6.5)%		843	788	(6.5)%
Total orders shipped (LTM in thousands) (1), (2)	2,089	1,985	(5.0)%		2,089	1,985	(5.0)%
Average order value (LTM)(2)	736	824	12.0%		736	824	12.0%
Net sales	223.0	242.7	8.8%		424.7	469.1	10.4%
Gross profit	113.6	127.0	11.8%		202.2	227.9	12.7%
Gross profit margin(3)	50.9%	52.3%	140	BPs	46.7%	48.6%	190	BPs
Adjusted EBITDA(4)	16.2	22.6	39.5%		19.1	30.5	59.5%
Adjusted EBITDA margin(3)	7.3%	9.3%	200	BPs	4.5%	6.5%	200	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 37 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 37 in our quarterly report.

The following table illustrates operating and financial metrics for Luxury | NAP & MRP segment for the three and six months ended December 31, 2024 and 2025. For the three and six months ended December 31, 2025, these figures represent actual results and for the three and six months ended December 30, 2024, these figures are illustrative in nature.

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change in		December 31,	December 31,	Change in
	2024	2025	% / BPs		2024	2025	% / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	296.2	290.7	(1.9)%		547.9	515.2	(6.0)%
Active customer (LTM in thousands) (1), (2)	1,084	831.0	(23.3)%		1,084	831.0	(23.3)%
Total orders shipped (LTM in thousands) (1), (2)	2,835	2,274.0	(19.8)%		2,835	2,274.0	(19.8)%
Average order value (LTM) (2)	758	861.0	13.6%		758	861.0	13.6%
Net sales	279.8	277.1	(1.0)%		517.8	489.3	(5.5)%
Gross profit	130.9	127.9	(2.3)%		241.7	228.6	(5.4)%
Gross profit margin(3)	46.8%	46.1%	(60)	BPs	46.7%	46.7%	0	BPs
Adjusted EBITDA(4)	11.8	(1.9)	(116.3)%		9.8	(12.2)	(224.8)%
Adjusted EBITDA margin(3)	4.2%	(0.7)%	(490)	BPs	1.9%	(2.5)%	(440)	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 37 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 37 in our quarterly report.

The following table illustrates operating and financial metrics for Off-Price | YOOX segment for the three and six months ended December 31, 2024 and 2025. For the three and six months ended December 31, 2025, these figures represent actual results and for the three and six months ended December 31, 2024, these figures are illustrative in nature.

	Three Months Ended				Six Months Ended
	December 31,	December 31,	Change in		December 31,	December 31,	Change in
	2024	2025	% / BPs		2024	2025	% / BPs
(in millions) (unaudited)
Gross Merchandise Value (GMV) (1)	142.5	125.3	(12.1)%		290.2	243.9	(16.0)%
Active customer (LTM in thousands) (1), (2)	1,296	1,081	(16.6)%		1,296	1,081	(16.6)%
Total orders shipped (LTM in thousands) (1), (2)	3,598	2,857	(20.6)%		3,598	2,857	(20.6)%
Average order value (LTM) (2)	229	255	11.4%		229	255	11.4%
Net sales	135.2	125.3	(7.3)%		277.3	244	(12.1)%
Gross profit	62.5	53.7	(14.1)%		108.8	96.7	(11.1)%
Gross profit margin(3)	46.2%	42.8%	(340)	BPs	39.2%	39.7%	40	BPs
Adjusted EBITDA(4)	(0.4)	(7.5)	(1,778.5)%		(30.4)	(26.6)	(12.6)%
Adjusted EBITDA margin(3)	(0.3)%	(6.0)%	(570)	BPs	(11.0)%	(10.9)%	10	BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 37 in our quarterly report.
(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.
(3)	As a percentage of net sales.
(4)	EBITDA and adjusted EBITDA are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 37 in our quarterly report.

The following tables include comparative illustrative segment information for the three and six months ended December 31, 2024. For the three and six months ended December 31, 2024, the amounts reflect actual results for the Luxury | Mytheresa segment and illustrative information for the Luxury | NAP & MRP and Off-Price | YOOX segments.

	Three months ended December 31, 2024
	Luxury	Luxury	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	excl. Other	Other (3)	Aggregated
Net sales	223.0	279.8	135.2	638.0	52.6	690.6
Cost of sales, exclusive of depreciation and amortization	(109.4)	(148.9)	(72.6)	(330.9)	(51.9)	(382.8)
Gross profit	113.6	130.9	62.5	307.0	0.7	307.8
Shipping and payment cost	(33.7)	(33.7)	(20.7)	(88.1)	(4.7)	(92.8)
Marketing expenses	(30.1)	(24.9)	(9.8)	(64.8)	(1.9)	(66.7)
Selling, general and administrative expenses	(33.9)	(63.3)	(34.5)	(131.7)	(6.0)	(137.7)
Other income (expense), net	0.3	2.9	2.1	5.3	1.3	6.6
Segment EBITDA	16.2	11.8	(0.4)	27.6	(10.7)	17.2

	Six months ended December 31, 2024
	Luxury	Luxury	Off-Price	Total Segments
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	excl. Other	Other (3)	Aggregated
Net sales	424.7	517.8	277.3	1,219.8	94.1	1,314.0
Cost of sales, exclusive of depreciation and amortization	(222.5)	(276.1)	(168.5)	(667.1)	(86.2)	(753.3)
Gross profit	202.2	241.7	108.8	552.7	8.0	560.7
Shipping and payment cost	(63.0)	(63.2)	(46.8)	(173.0)	(7.9)	(180.9)
Marketing expenses	(55.1)	(43.7)	(19.2)	(118.0)	(4.0)	(122.0)
Selling, general and administrative expenses	(64.2)	(125.2)	(72.3)	(261.7)	(18.2)	(279.9)
Other income (expense), net	(0.9)	0.2	(0.9)	(1.6)	3.0	1.4
Segment EBITDA	19.0	9.8	(30.4)	(1.6)	(19.2)	(20.7)

The following tables include comparative segment information for the three and six months ended December 31, 2025.

	Three months ended December 31, 2025
	Luxury	Luxury	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	242.7	277.1	125.3	645.1	1.8	—	646.9
Cost of sales, exclusive of depreciation and amortization	(115.8)	(149.2)	(71.6)	(336.6)	(1.8)	—	(338.3)
Gross profit	127.0	127.9	53.7	308.6	0.1	—	308.6
Shipping and payment cost (1)	(41.3)	(39.0)	(18.5)	(98.8)	(0.4)	(2.6)	(101.8)
Marketing expenses	(31.3)	(22.7)	(7.8)	(61.8)	—	—	(61.8)
Selling, general and administrative expenses (1), (2)	(31.3)	(66.1)	(33.7)	(131.1)	0.2	(13.6)	(144.5)
Other income (expense), net (1), (5)	(0.5)	(2.0)	(1.2)	(3.7)	0.5	4.7	1.5
Segment EBITDA	22.6	(1.9)	(7.5)	13.2	0.3	(11.5)	1.9

	Six months ended December 31, 2025
	Luxury	Luxury	Off-Price	Total Segments		Reconciliation
(in € millions) (unaudited)	Mytheresa	NAP & MRP	YOOX	excl. Other	Other (3)	(1)(2)(4)(5)	Consolidated
Net sales	469.1	489.3	243.9	1,202.3	21.0	(2.9)	1,220.4
Cost of sales, exclusive of depreciation and amortization	(241.1)	(260.8)	(147.1)	(649.0)	(14.8)	2.9	(661.0)
Gross profit	227.9	228.6	96.7	553.2	6.2	—	559.5
Shipping and payment cost (1)	(77.3)	(67.2)	(37.0)	(181.5)	(2.0)	(3.7)	(187.2)
Marketing expenses	(56.9)	(40.3)	(14.6)	(111.8)	—	—	(111.8)
Selling, general and administrative expenses (1), (2)	(63.0)	(128.1)	(68.6)	(259.7)	(1.5)	(57.9)	(319.1)
Other income (expense), net (1), (5)	(0.3)	(5.2)	(3.1)	(8.6)	0.9	(3.1)	(10.8)
Segment EBITDA	30.5	(12.2)	(26.6)	(8.3)	3.5	(64.7)	(69.5)

(1)	Other transaction-related, certain legal and other expenses include professional fees (including advisory and accounting fees) related to potential transactions, as well as certain legal and other expenses incurred outside the ordinary course of business. For the three and six months ended December 31, 2025, expenses of €11,765 thousand and €53,739 thousand, respectively, were incurred and are reflected in the reconciliation column. These amounts have been excluded from Segment EBITDA and primarily impact Shipping and payment costs, Selling, general and administrative expenses, and Other income (expense), net.
(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the related expense is recognized over the applicable vesting periods. Management adjusts Segment EBITDA to exclude share-based compensation expense, as it is not considered indicative of the Group’s underlying operating performance. For the three and six months ended December 31, 2025, share-based compensation expense amounted to €3,531 thousand and €7,004 thousand, respectively, and is reflected in the reconciliation column, primarily within Selling, general and administrative expenses.
(3)	Represents Online Flagship Stores (“OFS”) and Feng-Mao (“FM”) businesses being wound down.
(4)	During the three and six months ended December 31, 2025, intercompany sales of €0 and €2,858 thousand, respectively, were included in Net sales, with corresponding amounts included in Cost of sales, exclusive of depreciation and amortization. As these intercompany transactions are eliminated on consolidation, the related amounts are reflected in the reconciliation column.
(5)	Includes foreign exchange gains and losses arising on intercompany cash pooling positions, recorded in Other income (expense), net. These amounts are excluded from Segment EBITDA, as they reflect increased foreign exchange volatility on intra-group cash balances. The adjustment represents a foreign exchange gain of €3,795 thousand for the three months ended December 31, 2025 and a foreign exchange loss of €3,914 thousand for the six months ended December 31, 2025.

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, and their corresponding margins as a percentage of net sales.

	Three Months Ended December 31,				Six Months Ended December 31,
			Change				Change
	2024	2025	in %		2024	2025	in %
(in millions) (unaudited)
Net loss from continuing operations	(4.7)	(12.6)	169.6%		(28.2)	(99.2)	251.7%
Finance costs, net	2.0	1.9	(4.4)%		3.2	3.0	(6.3)%
Income tax expense (benefit)	0.2	0.3	87.2%		(7.5)	2.9	(138.8)%
Depreciation and amortization	3.9	12.3	214.3%		11.1	23.9	115.8%
EBITDA	1.4	1.9	39.4%		(21.5)	(69.5)	(222.8)%
Other transaction-related, certain legal and other expenses (1)	9.6	11.8	22.2%		31.0	53.8	73.5%
Share-based compensation (2)	5.1	3.5	(31.4)%		9.6	7.0	(27.4)%
Foreign exchange (gains) losses (3)	—	(3.8)	—		—	3.9	—
Adjusted EBITDA	16.2	13.4	(16.9)%		19.1	(4.8)	(125.1)%
Reconciliation to Adjusted EBITDA Margin
Net sales	223.0	646.9	190.1%		424.7	1,220.4	187.4%
Adjusted EBITDA margin	7.3%	2.1%	(520)	BPs	4.5%	(0.4)%	(490)	BPs

(1)	Includes Other transaction-related, certain legal and other expenses including (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, and (iii) other non-recurring expenses incurred in connection with the costs of closing distribution centers.
(2)	Share-based compensation includes expenses related to share-based compensation grants made to certain members of our management and Supervisory Board for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the LTI for the LuxExperience Group’s key management members as well as share-based compensation expense due to Supervisory Board Members Plan. We do not consider share-based compensation expense to be indicative of our core operating performance. This adjustment impacts sales, general and administrative expenses.
(3)	Includes foreign exchange gains and losses arising on intercompany cash pooling positions. This adjustment impacts Other income (expense), net.

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for the LuxExperience Group for the three months ended December 31, 2024 and 2025:

	Three Months Ended December 31,
			Year-over-Year
			Change
	2024	2025	in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€683.5	€684.8	0.2%
Foreign Exchange Impact(1)	€(0.9)	€(31.9)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€684.4	€716.7	4.7%

Net Sales	€638.0	€645.1	1.1%
Foreign Exchange Impact(1)	€(0.9)	€(30.4)
Net Sales at Constant Currency (ex-FX)	€638.9	€675.5	5.7%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | Mytheresa segment for the three months ended December 31, 2024 and 2025:

	Three Months Ended December 31,
			Year-over-Year
			Change
	2024	2025	in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€244.7	€268.9	9.9%
Foreign Exchange Impact(1)	€(0.9)	€(7.8)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€245.6	€276.7	12.7%

Net Sales	€223.0	€242.7	8.8%
Foreign Exchange Impact(1)	€(0.9)	€(7.3)
Net Sales at Constant Currency (ex-FX)	€233.9	€250.0	11.6%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Luxury | NAP & MRP segment for the three months ended December 31, 2024 and 2025:

	Three Months Ended December 31,
			Year-over-Year
			Change
	2024	2025	in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€296.2	€290.7	(1.9)%
Foreign Exchange Impact(1)	€0.0	€(20.2)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€296.3	€310.8	4.9%

Net Sales	€279.8	€277.1	(1.0)%
Foreign Exchange Impact(1)	€0.0	€(19.2)
Net Sales at Constant Currency (ex-FX)	€279.6	€296.3	6.0%

The following table sets forth the reconciliations of GMV to growth of GMV on a constant currency basis and of net sales to growth of net sales on a constant currency basis for Off-Price | YOOX segment for the three months ended December 31, 2024 and 2025:

	Three Months Ended December 31,
			Year-over-Year
			Change
	2024	2025	in %
(in millions) (unaudited)
Gross Merchandise Value (GMV)	€142.5	€125.3	(12.1)%
Foreign Exchange Impact(1)	€0.0	€(3.9)
Gross Merchandise Value (GMV) at Constant Currency (ex-FX)	€142.5	€129.2	(9.4)%

Net Sales	€135.2	€125.3	(7.3)%
Foreign Exchange Impact(1)	€0.0	€(3.9)
Net Sales at Constant Currency (ex-FX)	€135.4	€129.2	(4.6)%

(1)	Foreign Exchange Impact means translating current period financial data using the average foreign exchange rates during the corresponding period in the prior fiscal year applicable to the local currency in which the transactions are denominated so as to calculate what our results would have been had exchange rates remained stable from one fiscal year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Loss and Comprehensive Loss

(Amounts in € thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	December 31,	December 31,	December 31,	December 31,
(in € thousands)	2024	2025	2024	2025

Net sales	222,985	646,920	424,685	1,220,421
Cost of sales, exclusive of depreciation and amortization	(109,399)	(338,345)	(222,467)	(660,964)
Gross profit	113,585	308,575	202,219	559,457
Shipping and payment cost	(33,698)	(101,848)	(63,058)	(187,186)
Marketing expenses	(30,076)	(61,805)	(55,069)	(111,805)
Selling, general and administrative expenses	(48,726)	(144,539)	(104,739)	(319,125)
Depreciation and amortization	(3,929)	(12,348)	(11,057)	(23,857)
Other income (expense), net	302	1,547	(876)	(10,823)
Operating loss	(2,543)	(10,419)	(32,580)	(93,338)
Finance income	—	1,417	—	3,369
Finance costs	(1,953)	(3,284)	(3,174)	(6,341)
Finance costs, net	(1,953)	(1,867)	(3,174)	(2,972)
Loss before income taxes	(4,496)	(12,286)	(35,753)	(96,311)
Income tax (expense) benefit	(193)	(358)	7,542	(2,927)
Net income (loss) from continuing operations	(4,689)	(12,644)	(28,211)	(99,238)
Income (loss) from discontinued operations net of tax	—	5,208	—	(6,698)
Cash Flow Hedge	(4,213)	(2,303)	(3,178)	(4,842)
Income Taxes related to Cash Flow Hedge	1,176	643	887	1,351
Foreign currency translation	47	(37)	18	6,234
Other comprehensive income (loss)	(2,990)	(1,698)	(2,273)	2,743
Comprehensive loss	(7,679)	(9,133)	(30,484)	(103,192)

Basic & diluted earnings per share, € - continuing operations	(0.05)	(0.15)	(0.33)	(1.14)
Basic & diluted earnings per share, € - discontinued operations	(0.00)	0.06	(0.00)	(0.07)
Basic & diluted earnings per share, € - total	(0.05)	(0.09)	(0.33)	(1.21)
Weighted average ordinary shares outstanding (basic and diluted) – in millions (1)	86.8	87.2	86.8	87.2

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14 in our quarterly report.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

	June 30,	December 31,
(in € thousands)	2025	2025
Assets
Non-current assets
Intangible assets and goodwill	156,731	156,172
Property and equipment	55,901	54,331
Right-of-use assets	201,131	169,729
Deferred tax assets	1,683	1,418
Non-current financial assets	—	125,000
Other non-current assets	11,878	21,261
Total non-current assets	427,323	527,911
Current assets
Inventories	1,019,539	1,033,134
Trade and other receivables	96,676	36,406
Other assets	134,766	164,745
Cash and cash equivalents	603,593	418,601
Assets classified as held for sale	—	44,404
Total current assets	1,854,574	1,697,290
Total assets	2,281,897	2,225,201

Shareholders’ equity and liabilities
Subscribed capital	2	2
Capital reserve	912,039	921,503
Retained earnings	457,192	351,257
Accumulated other comprehensive income (losses)	(4,469)	(1,725)
Total shareholders’ equity	1,364,764	1,271,037

Non-current liabilities
Provisions	4,484	5,157
Lease liabilities	176,718	149,321
Deferred income tax liabilities	11	385
Other non-current liabilities	364	291
Total non-current liabilities	181,578	155,155
Current liabilities
Liabilities to banks	10,000	10,000
Tax liabilities	2,764	2,856
Lease liabilities	32,085	30,337
Contract liabilities	49,343	49,166
Trade and other payables	285,722	234,960
Other current liabilities	346,835	447,751
Current provisions	8,807	8,922
Liabilities associated with assets held for sale	—	15,019
Total current liabilities	735,555	799,009
Total liabilities	917,133	954,164
Total shareholders’ equity and liabilities	2,281,897	2,225,201

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

			Retained		Foreign
			Earnings		currency	Total
	Subscribed	Capital	(Accumulated	Hedging	translation	shareholders’
(in € thousands)	capital	reserve	deficit)	reserve	reserve	equity
Balance as of July 1, 2024	1	546,913	(112,767)	—	1,496	435,643
Net loss	—	—	(28,211)	—	—	(28,211)
Other comprehensive income	—	—	—	(2,291)	18	(2,273)
Comprehensive loss	—	—	(28,211)	(2,291)	18	(30,484)
Reclassification due to cash settlement of share-based compensation	—	(66)	—	—	—	(66)
Share-based compensation	—	9,642	—	—	—	9,462
Balance as of December 31, 2024	1	556,489	(140,978)	(2,291)	1,514	414,736

Balance as of July 1, 2025	2	912,039	457,192	—	(4,469)	1,364,764
Net loss	—	—	(105,935)	—	—	(105,935)
Other comprehensive loss	—	—	—	(3,490)	6,234	2,743
Comprehensive loss	—	—	(105,935)	(3,490)	6,234	(103,192)
Share options exercised	—	2,460	—	—	—	2,460
Share-based compensation	—	7,004	—	—	—	7,004
Balance as of December 31, 2025	2	921,503	351,257	(3,490)	1,765	1,271,037

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Six months ended December 31,
(in € thousands)	2024	2025
Net Loss	(28,211)	(105,923)
Adjustments for
Depreciation and amortization, impairment and asset disposals	11,057	25,146
Finance (income) costs, net	3,174	3,460
Share-based compensation	9,642	7,004
Income tax (benefit) expense	(7,542)	2,927
Change in operating assets and liabilities
(Increase) decrease in inventories	(33,935)	(40,231)
Decrease in trade and other receivables	2,432	61,951
(Increase) Decrease in other assets	11,121	(41,194)
Increase in other liabilities	14,403	101,847
Increase (Decrease) in contract liabilities	(185)	11
(Decrease) in trade and other payables	(13,405)	(47,237)
Change in Non-Working Capital	—	—
Income taxes paid	(1,158)	(372)
Interest received	—	3,369
Net cash used in operating activities	(32,607)	(29,255)
Expenditure for property, equipment and intangible assets	(1,708)	(5,616)
Proceeds from the sale of property, equipment and intangible assets	—	813
Investment in short and medium fixed income securities	—	(125,000)
Net cash used in investing activities	(1,708)	(129,803)
Interest paid	(3,045)	(5,714)
Proceeds from borrowings	40,594	—
Lease payments	(4,572)	(19,844)
Proceeds from exercise of option awards	—	2,460
Cash settlement of share-based compensation	(66)	—
Net cash inflow from financing activities	32,911	(23,098)
Net decrease in cash and cash equivalents	(1,404)	(182,155)
Cash and cash equivalents at the beginning of the period	15,107	603,593
Effects of exchange rate changes on cash and cash equivalents	134	(2,836)
Cash and cash equivalents at end of the period	13,836	418,601